UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

PAMPA ENERGÍA S.A.

(Name of Issuer)

Common Shares, par value Ps. 1.00 per share

American Depositary Shares, each representing 25 Common Shares

(Title of Class of Securities)

American Depositary Shares: 697660207**

(CUSIP Number)

September 14, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page (however, see the Notes).

**	This CUSIP number applies to the American Depositary Shares. No CUSIP number exists for the underlying common shares since such shares are not traded in the United States.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act

CUSIP No. 697660207 (American Depositary Shares)

1	Name of reporting persons. Hidden Lake S.A.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 72,139,594 Common Shares
	7	Sole dispositive power. 0
	8	Shared dispositive power. 72,139,594 Common Shares

9	Aggregate amount beneficially owned by each reporting person. 72,139,594 Common Shares
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 5.2% of the Common Shares*
12	Type of reporting person CO

*	Based on 1,386,405,980 Common Shares stated to be outstanding as of November 9, 2021 by the Issuer on its website.

CUSIP No. 697660207 (American Depositary Shares)

1	Name of reporting persons. Braslyn Ltd.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 19 Common Shares
	7	Sole dispositive power. 0
	8	Shared dispositive power. 19 Common Shares

9	Aggregate amount beneficially owned by each reporting person. 19 Common Shares
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.0%*
12	Type of reporting person CO

*	Based on 1,386,405,980 Common Shares stated to be outstanding as of November 9, 2021 by the Issuer on its website.

CUSIP No. 697660207 (American Depositary Shares)

1	Name of reporting persons. Burlington Ventures Ltd.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 142,792 American Depositary Shares (representing 3,569,800 Common Shares)*
	7	Sole dispositive power. 0
	8	Shared dispositive power. 142,792 American Depositary Shares (representing 3,569,800 Common Shares)*

9	Aggregate amount beneficially owned by each reporting person. 142,792 American Depositary Shares (representing 3,569,800 Common Shares)*
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.3% of the Common Shares**
12	Type of reporting person CO

*	Each ADS represents 25 Common Shares.
**	Based on 1,386,405,980 Common Shares stated to be outstanding as of November 9, 2021 by the Issuer on its website.

CUSIP No. 697660207 (American Depositary Shares)

1	Name of reporting persons. Shelton Ventures Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 926,438 American Depositary Shares (representing 23,160,950 Common Shares)*
	7	Sole dispositive power. 0
	8	Shared dispositive power. 926,438 American Depositary Shares (representing 23,160,950 Common Shares)*

9	Aggregate amount beneficially owned by each reporting person. 926,438 American Depositary Shares (representing 23,160,950 Common Shares)*
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 1.7% of the Common Shares**
12	Type of reporting person CO

*	Each ADS represents 25 Common Shares.
**	Based on 1,386,405,980 Common Shares stated to be outstanding as of November 9, 2021 by the Issuer on its website.

CUSIP No. 697660207 (American Depositary Shares)

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 72,139,613 Common Shares 1,069,230 American Depositary Shares (representing 26,7930,750 Common Shares)*
	7	Sole dispositive power. 0
	8	Shared dispositive power. 72,139,613 Common Shares 1,069,230 American Depositary Shares (representing 26,7930,750 Common Shares)*

9	Aggregate amount beneficially owned by each reporting person. 72,139,613 Common Shares 1,069,230 American Depositary Shares (representing 26,7930,750 Common Shares)*
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 7.1% of the Common Shares**
12	Type of reporting person I

*	Each ADS represents 25 Common Shares.
**	Based on 1,386,405,980 Common Shares stated to be outstanding as of November 9, 2021 by the Issuer on its website.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13G initially filed on September 5, 2019 by Braslyn Ltd. (“Braslyn”), Hidden Lake S.A. (“Hidden Lake”) and Joe Lewis, as amended by Amendment No. 1 filed on February 14, 2020, Amendment No. 2 filed on July 7, 2020 and Amended No. 3 filed on February 16, 2021 (together, the “Original Filing”). This Amendment No. 4 serves as an original filing for Shelton Ventures Inc. and Burlington Ventures Ltd. The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 4. Capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Original Filing, as amended.

Item 1(a).	Name of Issuer:

Pampa Energia S.A. (Pampa Energy Inc.) (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Maipú 1

C1084ABA

City of Buenos Aires, Argentina

Item 2(a).	Name of Person Filing:

This Schedule 13G is jointly filed by Hidden Lake, Braslyn, Shelton Ventures Inc. (“Shelton Ventures”), Burlington Ventures Ltd. (“Burlington”) and Joe Lewis. Joe Lewis is the sole indirect beneficial owner of, and controls each of Hidden Lake, Braslyn, Shelton Ventures and Burlington.

Item 2(b). Address of Principal Business Office, or, if none, Residence:

The principal business address for Hidden Lake is Avenida del Libertador 602, Piso 3, CABA, Argentina. The principal business address for Braslyn, Shelton Ventures, Burlington and Joe Lewis is Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, Bahamas.

Item 2(c).	Citizenship:

Hidden Lake is a company (sociedade anónima) organized under the laws of Argentina. Braslyn, Shelton Ventures and Burlington are companies organized under the laws of the Bahamas. Joe Lewis is a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:

Common Shares, par value Ps. 1.00 per share (the “Common Shares”) and American Depositary Shares (“ADSs”), each representing 25 Common Shares.

Item 2(e).	CUSIP Number:

The CUSIP number for the ADSs is 69760207. No CUSIP number exists for the underlying Common Shares since such shares are not traded in the United States.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Hidden Lake beneficially owns 72,139,594 Common Shares. Shelton Ventures owns 926,438 ADSs, representing 23,160,950 Common Shares. Joe Lewis beneficially owns 72,139,613 Common Shares and 1,069,230 ADSs, representing 26,730,750 Common Shares. The Reporting Persons beneficially own the equivalent of 98,870,363 Common Shares.

(b)	Percent of class:

The Common Shares beneficially owned by Hidden Lake and Joe Lewis represent 5.2% of the Issuer’s outstanding Common Shares. The Common Shares underlying the ADSs beneficially owned by Burlington represent 0.3% of the Issuer’s outstanding Common Shares. The Common Shares underlying the ADSs beneficially owned by Shelton Ventures represent 1.7% of the Issuer’s outstanding Common Shares. The Common Shares underlying the ADSs beneficially owned by Joe Lewis represent 1.9% of the Issuer’s outstanding Common Shares. The Reporting Persons may be deemed to beneficially own in the aggregate 7.1% of the Issuer’s outstanding Common Shares. All percentages are based on 1,386,405,980 Common Shares stated to be outstanding as of November 9, 2021 by the Issuer on its website

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

None of the Reporting Persons has the sole power to vote or to direct the vote of any ADSs or Common Shares.

(ii)	Shared power to vote or to direct the vote:

Hidden Lake and Joe Lewis have shared power to vote or to direct the vote of the 72,139,594 Common Shares they beneficially own. Braslyn and Joe Lewis have shared power to vote or to direct the vote of the 19 Common Shares they beneficially own. Burlington has shared power to vote or to direct the vote of the 142,792 ADSs, which represent 3,569,800 Common Shares, it beneficially owns. Shelton Ventures has shared power to vote or to direct the vote of the 926,438 ADSs, which represent 23,160,950 Common Shares, it beneficially owns. Joe Lewis has shared power to vote or to direct the vote of the 1,069,230 ADSs, which represent 26,730,750 Common Shares, he beneficially owns.

(iii)	Sole power to dispose or to direct the disposition of:

None of the Reporting Persons has the sole power to dispose or to direct the disposition of any ADSs or Common Shares.

(iv)	Shared power to dispose or to direct the disposition of:

Hidden Lake and Joe Lewis have shared power to dispose or to direct the disposition of the 72,139,594 Common Shares they beneficially own. Braslyn and Joe Lewis have shared power to dispose or to direct the disposition of the 19 Common Shares they beneficially own. Burlington has shared power to dispose or to direct the disposition of the 142,792 ADSs, which represent 3,569,800 Common Shares, it beneficially owns. Shelton Ventures has shared power to dispose or to direct the disposition of the 926,438 ADSs, which represent 23,160,950 Common Shares, it beneficially owns. Joe Lewis has shared power to dispose or to direct the disposition of the 1,069,230 ADSs, which represent 26,730,750 Common Shares, he beneficially owns.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Only Hidden Lake has the right to receive dividends and the proceeds from the sale of the Common Shares held by Hidden Lake. Only Burlington has the right to receive dividends and the proceeds from the sale of the ADSs held by Burlington. Only Shelton Ventures has the right to receive dividends and the proceeds from the sale of the ADSs held by Shelton Ventures.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

1	Joint Filing Agreement, dated February 14, 2022, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

HIDDEN LAKE S.A.

By:	/s/ Vera Hector Alejandro
Name:	Vera Hector Alejandro
Title:	Vice President

BRASLYN LTD.

By:	/s/ Jason C. Callender
Name:	Jason C. Callender
Title:	Director

SHELTON VENTURES INC.

By:	/s/ Jason C. Callender
Name:	Jason C. Callender
Title:	Director

BURLINGTON VENTURES LTD.

By:	/s/ Jason C. Callender
Name:	Jason C. Callender
Title:	Director

JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually